Exhibit 99.1

Rio Tinto	13th February 2008
Booking Reference: 34934637
Duration: 00:46:28
     Presenters
•	Andrew Vickerman

•	Paul Skinner

•	Tom Albanese

•	Vivek Tulpule
Paul Skinner:
Moving on, I should just make a few remarks about the offer from BHP Billiton; unsolicited and pre-conditional which our boards have unanimously rejected as being not in the shareholders best interest. It significantly in our view fails to recognise the underlying value of our assets and our prospects and we said so quickly and decisively but on a considered basis. Our board is very well aware of the value of the business and its component parts, and it is a very experienced group of people who have operated at global scale for much of their business lives and to have a board of that experience and capability to help manage the situation like this is a very important thing.
The Board completely supports the strategy that Tom and his colleagues are pursuing, our plans remain absolutely unchanged. You might assume that events like those we are managing currently would deflect us from our core purpose; quite the reverse. This is the most focused and aligned organisation that I’ve been associated with over the years and while a small number of us are having to be concerned with these matters, the operating heart of the company is not.

Just a brief word also about Chinalco’s arrival on our shareholder register together with Alcoa; as you know they’ve taken a 12% stake in Rio Tinto PLC; we didn’t solicit, it came as a surprise to us. To be honest we were somewhat flattered by it because of the kind comments they made publicly about the quality of the company and the leadership of the company, and they paid of course a significant premium relative to the then market price. They’ve been to see us, and they’ve made it very clear that this is a strategic investment on their part, that they do not seek involvement in the board or the management of our company and we will be seeking to develop a positive and constructive relationship with them.
So, I think that concludes what I’d like to say. I’d like to give as much time to your questions, but Tom you probably want to make a few remarks as well.
Tom Albanese:
I think on terms of market outlook, it bears out this point, moving on to the next slide. If you look at the products that Rio Tinto would be strong in, the products that are differentiated between Rio Tinto and say BHP is we build them. Iron ore and aluminium. The market, not necessarily us, but the markets are saying the upward price movement, or the buyer as a price movement is upward, certainly quite a ways upward in iron ore but also upward in terms of aluminium metal. The products where BHP is stronger in, the price bias is downward, notably for oil and notably for nickel. Now what does that mean? That means over time, the relative value of Rio Tinto vis-à-vis BHP Billiton will only go in Rio Tinto’s favour. And that’s exactly what we saw in the second half results. BHP’s results went down, our results went up. The momentum, which is what we said in November, is showing up in our results and clearly the forward markets are playing it out in exactly the same principles.
Now looking at forward growth, what we’ve done is we presented the projects that we talked about, the projects that BHP has talked about matched them, its hard to compare a copper unit with an aluminium unit, but prepared a blended basket based upon consensus pricing and looked out on the 2008, 2015 time horizon and what the numbers that are publicly available show is that Rio Tinto is projecting an 8% annual growth rate. The BHP is presenting a 4% annual growth rate.
We’re looking at forward growth rate, including their oil production that’s double the BHP numbers; and again this is exactly what we said in November, about the quality of the growth profile of Rio Tinto; and exactly why we said in November that we believe BHP needs Rio Tinto more than Rio Tinto needs BHP.
Dirk Heilmann: [audio]. Your conversations with Chinalco [unclear] very much your financial outlook [audio]?
Paul Skinner: I think it’s probably worth just reminding everybody that we know Chinalco quite well, I mean they’re a major player in the aluminium business and we’ve had an aluminium business for a very long time and so in the normal run of business we’ve seen quite a lot of them and have discussed a number of alternative possibilities with them over time. Since they took the shareholding we have had one relatively short meeting just to clarify intentions. That did not get into the detail discussion of any development projects that we might undertake, but it is clear that there are potential opportunities for us to work on together. I’m sure as we construct the relationship with Chinalco that this may well be a part of it. But we’re still in the foothills of that discussion.
Danny Fortson of Independent. You said initially that the offer was two ballparks away. They’ve improved it a bit; is it still far away, can you quantify how far away you still are with that?
Paul Skinner: Well let me answer the second part of your question and then Tom can give you a little teaching on ballpark [laughing]. Basically, to be quite serious, this is a high performing organisation, the results we’ve announced this morning demonstrate a very clear forward strategy; and we are not going to depart from that unless somebody puts in front of us a significant economic incentive to do so, which will be in the interests of our shareholders. That we have not seen to date; we haven’t seen anything like it. There is huge forward momentum in the business and it really is a matter for others, whether they, BHP or whomever, to come forward with a serious option. That I think is our position, but the Board of the company has a very clear understanding, as I indicated earlier, about the value of our business; we have been well advised in this matter and we have formed clear unanimous and decisive views as to how we should respond to what’s being put to us thus far. That is our position today. As to what constitutes a ballpark.....?
Tom Albanese: Well I have to say I’m not much of a sportsman and it’s hard for me to be more specific on something I’m not very much an expert on. And all I’m going to say is a long ways away.
Marianne Barriaux from The Guardian. Paul, you mentioned in your [audio] opportunities for you to [audio] business operational?
Paul Skinner: When I made that remark, I was really just looking at the portfolio that we have, the portfolio they have, the areas of overlap where there might be opportunity for us to work together. We are not and I want to be very clear about this, we are not down to any sort of specifics, but Tom you......
Tom Albanese: I think it’s fair to say when we met with them, their comments to us were very consistent with what they said to the media, about liking Rio Tinto, liking the business of Rio Tinto, the quality of the assets, the quality of the management and looking at this as an investment. And you know again, I think what they said then is exactly what they said to us.
Marianne: [audio].
Paul Skinner: The last conversation that we had with Chinalco was the day after they came into a shareholding position.
Tom Albanese: They were in London at the time if you remember.
Marianne: And you haven’t heard from them since?
Tom Albanese: No.
Paul Skinner: Don’t forget the Year of the Rat has arrived. So maybe they’ve been attending to that.

Helen Power from The Telegraph. Have you been approached by the Australian government [audio] debate yet and if so [audio].
Paul Skinner: There is a process ongoing which actually Chinalco as we understand it initiated, by offering a voluntary submission to the Foreign Investment Review Board of Australia. When something like that happens, interested parties are typically asked to contribute a view and is the case in this situation, I think that in responding to a body like FIRB we would offer a entirely fact based response and one which is as clear as it can be on constitutional type issues.
Helen: Constitutional type issues....
Paul Skinner: Well I mean to make sure that sort of any aspect of the shareholding, in this case of Chinalco which relates to the operation of our DLC Constitution is clearly understood.
Tom Albanese: I think it’s also fair to say that given the size of Rio Tinto’s businesses in Australia, that we have regular engagement with all aspects of the Australian government on a regular basis.
Andrew Vickerman: There’s another question over here. Yes.
Roger Baird: Just basic [audio] Rio has no big interest in talking to the [audio] unless, until we come back with a much better offer than the 2.4 [audio]
Paul Skinner: I’ll just repeat it again and apologies for that. I mean, we are running well, we have huge forward momentum. We are not going to get involved in an extensive process of engagement with all that implies, unless the frame of that discussion and engagement makes sense to us in value terms; we have not seen that thus far.
Andrew Vickerman: Take another question. Yes.
Brett Foley: From Bloomberg. Have you had any feedback from any of your shareholders in the UK or Australia urging you to at least consider the [audio] engaging [audio].
Paul Skinner: We have as you might expect, since the beginning of November when this idea was first launched by BHP not launched by us, talked to a very large number of our shareholders across the register. You’re always going to get a mix of opinion and we feel it is very important that our Board understand how shareholders feel about something like this and we’ve taken great care to ensure that they’re informed. But the clear centre of gravity of opinions that we received is very encouraging, in terms of the stance we’ve taken and the strategy of the business which Tom is driving forward.
Tom Albanese: If I may add to that, because I’ve spent a lot of time with Paul, separately from Paul, but doing the same rounds with guys who are doing the same thing, in all of our jurisdictions. In the UK, Europe, Australia, North America, Asia, anywhere where we have shareholders we have been leading. And I’m as confident as Paul in all those meetings and what I said back in November is what I’m saying today.
Brett Foley: You mentioned you’ve got an idea of Chinalco’s intention, but have you managed to get an idea of [audio] intentions albeit more [audio] it may have been.
Paul Skinner: We have not had conversations with Alcoa separately; we’ve only met with Chinalco immediately following the action they took to invest in the company.
Andrew Vickerman: Question over here.
Geoff Kitney: From the Australian [audio]. The next fixed dividends or [audio] regulatory competition [audio]. Do you intend to make submissions to the competition authorities and what submissions might it be?
Paul Skinner: We will certainly get asked to do so Geoff and will, and rather like what I said in response to FIRB this will be just a fact based submission, we will be quite transparent and we will supply those regulators with all they want to know. I mean this is going to be a big job as we understand it, there are 100 jurisdictions involved; some obviously more important than others. So you know, we start down a long and winding road, which is going to take quite a lot of time, very clearly, but this potential transaction impacts a lot of parties and I would expect some pretty vigorous representations from steel makers, from other metal processors and producers around the world; I mean they’ve made their own intentions very clear, but for us it will be a fact based unemotional response.
Tom Albanese: I think it’s fair to say also, given our experience with forward process by an alternative, that these are very much process driven applications in many, many jurisdictions, they are not necessarily going to pre-empt that process, because they need to go through before [audio] before basically results are binding.

Paul Skinner: Yes, again.
Jeff: I just wondered if the Australian [audio] is it the case that Rio Tinto as being a national champion in Australia and is there a potential the Australian government would be uncomfortable for [audio] bigger stake in Rio Tinto?
Paul Skinner: Well possibly others are better qualified to comment on whether we assume there’s an Australian national champion. I mean we certainly are very proud of our position in Australia. Since the DLC was formed in 1995 we’ve spent AUS$20 billion investing in that business. We’ve also, I hope, conducted ourselves in a very thoughtful way vis-à-vis native communities all over Australia where we have our operations. We’re very proud of the Australian dimension of our business.
Jeff: Is it a case that [audio] uncomfortable with that foreign [audio] previous statement [audio]
Paul Skinner: Well of course Rio Tinto’s operations in Australia have a significant foreign investment in terms of the way the Rio Tinto group is constructed, but you’d have to ask them how they thought about that.
Andrew Vickerman: Okay. We’ve got a few more questions, second row here.
Michelle Wiese Bockman: from Lloyds List: I was just wondering if you could expand further on the impact of Chinalco’s cost control [audio] on the people and also [audio] freight costs and how they are affecting [audio] while you market this product overseas?
Tom Albanese: Thank you. Maybe if I could take that. You know we are seeing the infrastructure challenges, particularly in Eastern Australia leading to demurrage. I would say that we had, that’s part of our cost increase, but those cost increases certainly were down in the second half of the period for the first half. Now we’ve had a couple of weather related events for example, big storms in New South Wales in June that lead to very large demurrage outcomes in our Australian coal business during that period of time. Now at the same time we’ve been seeing some slippage in the Baltic sea borne rates, so they were not at that real high level we were in at the latter parts of 2007. It’s important to recognise that the higher that you see freight rates, the more advantaged Australian iron ore would be vis-à-vis the main competitor being Brazilian iron ore for these important Asian markets.

Andrew Vickerman: Thanks Tom. Rebecca.
Rebecca Bream: From the Financial Times. Staying with a regulatory question. Do you think there is a [audio] chance that regulators will block bids [audio]
Paul Skinner: I wouldn’t like to make that judgment Rebecca; I’m certainly not an expert. What we do know is that this has excited a lot of attention from affected parties, will be the subject of a very long and complex review, which could require remedies. We’ll have to wait and see.
Tom Albanese: Maybe a question to address to BHP because they made that judgment to proceed on that basis.
Andrew Johnson: From the Daily Express. Talked about [audio] I was just wondering if you have the resources, human resources in particular to [audio] going forward. [audio] My second question is, have you been taken aback at all by the response from customers and regulators of BHP’s proposal for Rio and has it made you re-think [audio].
Tom Albanese: Maybe on the first one. I believe we have the best organisation in the mining sector. Whether you look at the capabilities of individuals or more importantly the collective depth and breadth of the organisation to basically handle anything that we are confronted with. The timely execution and now integration of the Alcan transaction demonstrates that. And with respect with human resources we’ve just taken the person who has been the Managing Director of Pilbara operations and we’ve just put him in as the head of Simandou project. So here we’re taking one of our top line leaders in our iron ore business and saying, with a blank sheet of paper get Simandou developed. We have these very strong capabilities, we have the bench strength and quite a bit of confidence in being able to deliver in the sector which is dealing with demographic challenges, this is a sector that’s seen a number of mining schools drop by half over the past two decades. The number of registered mining engineers dropped by even more than half over the past two decades. We’re very well positioned in that and I think we can do a good job of that.
Andrew Johnson: And a question on, were we surprised by the response of customers and regulators.
Tom Albanese: I think you should probably ask that question to BHP Billiton because they are the ones that embarked upon this course.

Paul Skinner: Tom is absolutely right, that’s where the question needs to be put. But there’s no doubt that transactions with a complex regulatory dimension do have the potential to destroy value; I think we’ve seen that a bit in the history of large scale M&A, I wouldn’t relate it specifically to our situation, but what I would say is that as you enter into something which has that degree of complexity, you’d better have a very clear view of your pathway through it and the point at which you expect to end.
Question: Paul, just following up your comments again on the regulatory issues. In view of the fact that you have projected [audio] sooner or later where you want to be and what you said about the complexities of the process [audio] has to go to. Are you implying now that BHP should review [audio] as the reason for perhaps [audio]
Paul Skinner: I mean I don’t think we would presume to advise them in that regard, we’ll have to see what they decide to do and how they decide to manage this process. They started it.

Rio Tinto	13th February 2008

Booking Reference: 31615365

Duration: 00:35:56
Presenters
•	Andrew Vickerman

•	Paul Skinner

•	Tom Albanese
Paul Skinner:
Finally, a few words about the pre-conditional offer we received from BHP Billiton to acquire all of the shares of Rio Tinto. As you all know after carefully considering it our boards have unanimously rejected the offer on the basis that its not in the best interest of our shareholders. BHP’s offer while improves, still fails to recognise the underlying value of Rio Tinto’s quality assets and prospects. We got a clear strategy to deliver value to our shareholders by developing assets of the highest quality and we are executing this very effectively as I think the results we’ve announced today demonstrate.
Our plans are unchanged and will remain so unless a proposal is made to us that fully reflects the value of Rio Tinto. I’m not going to speculate further on that, but I do note the recent acquisition of a 12% stake in Rio Tinto by PLC, that is, by Chinalco and Alcoa which was at £60 a share in cash. I believe this reinforces the point that we’ve been making consistently about Rio Tinto’s value and strong prospects into the future.
We’ve got an exceptional portfolio of assets and growth opportunities, particularly in iron ore, copper, and aluminium and combined with our strong record for value delivery, project execution and exploration these position Rio very well to take advantage of the strong global markets which we see continuing in the resources industry.
Tom Albanese:
BHP Billiton is more exposed to nickel and oil, where the power price curve is less favourably compared to Rio Tinto’s exposure to aluminium or iron ore; which means that Rio Tinto is better placed to benefit from what looks to be a strong pricing environment going forward. We have an excellent resource position and a proven project execution capability and based upon our extensive portfolio projects we estimate the compound annual growth rate of volumes from 2008, 2015 is over 8% per year. In our estimate this is nearly double the rate of BHP’s growth over the same period and it is in commodities that we believe look great from a further pricing perspective. And this reinforces the view we’ve made that BHP Billiton needs Rio Tinto more than Rio Tinto needs BHP Billiton. Put simply, we are accelerating away.
Jamie Freed: Hi Tom. Yes, I was just wondering in terms of ball parks, do you know how many ball parks away is BHP’s latest bid, is this more than one?
Tom Albanese: Well Jamie I have to admit I’ve never been much of a sports fan. Our board considered the offer carefully and unanimously rejected it. Our board strongly believes there’s clear water between the offer and the fair value of the company, and that’s a long, long way from value.
Jamie Freed: Yes. What sort of ball park were you talking about, is this a baseball field?
Tom Albanese: I’m not sports fan. I am just going to give that to Andrew, Jamie.
Andrew Vickerman: Yes, thanks Jamie, I think we’ll, given our time constraints we’ll try and avoid supplemental, you can easily come back into questions. Operator if we can take the next question please.

Operator: Your next question comes from Alex Wilson from Dow Jones. Please ask your question.
Alex Wilson: Hi there. I was just wondering if you can tell us what shareholder feedback has been like to your rejection of the 3.4 for 1 offer and if it’s fair to say UK holders are backing your stance but Australian holders are now urging you to engage with BHP?
Paul Skinner: If I can perhaps just answer that very briefly, Paul Skinner speaking. We’ve obviously over recent months maintained a pretty close dialogue with shareholders right across our register and there’s been a lot of encouragement for the position that we’ve taken through this and that remains the case today. I think there’s a lot of confidence being expressed in the experience level of our board in responding as promptly and thoughtfully as they have to what’s been put to us.
Alex Wilson: I guess the question is; are Aussie investors telling you that they want you to start talking?
Paul Skinner: Look, we get a variety of responses from a variety of shareholders. I don’t think I would want to suggest that it’s as simple as one point of view being expressed in Australia and another in the UK.
Andrew Vickerman: Thank you Paul. Operator, if we could take the next question.
Peter Klinger: Yes, hi guys. Can you just tell me what Chinalco said to you so far about its intention for, in regards to their Rio stake?
Paul Skinner: Thanks for the question Peter. The first thing I’d like to just be absolutely clear about, that Chinalco’s shareholding is not something that we solicited, its something which was a surprise to us when it did happen. I think Chinalco and Alcoa are very clear in their public statements at the time of the investment they made. They did come to see us afterwards and explained that from their point of view this was a strategic investment in the company whose assets and management they much admired. They made it very clear that they had no intention of seeking a seat on the board of the company or intervening in any way in its management. I mean don’t forget that this is a company that we’ve known for a very long time, a certain number of overlapping interests in aluminium and we’ve had an active dialogue for a very long time in the normal run of business.

Peter Klinger: Thanks.
Sri Jegarajah: Hello gents, good afternoon to you. You have made it very clear that BHP’s offer undervalues Rio Tinto. If they did come to the table sweetening that offer with cash would that be treated more positively?
Paul Skinner: I don’t think we would want to express a view in response to that. Our position is clear; our business is performing extremely well; the propositions that we’ve received so far in the view of the board clearly undervalue Rio in its prospects. What comes next is not a matter for us.
Andrew Vickerman: Thank you Paul. Operator, if we could take the next one. Thank you.
Operator: Your next question comes from Julie Crust from Thomson Financial News. Please ask your question.
Julie Crust: Hi I just wondered if you can confirm whether you have held talks with either BHP or Chinalco. I think February 1st you said you hadn’t, is that still the case?
Paul Skinner: The last contact that we had with Chinalco was on the afternoon following their acquisition of their holding where they called to see us very briefly in London. That is the last contact that we had with them. As far as BHP is concerned we have not had any dialogue with them since the beginning of November when they launched their first proposal.
Brett Foley: Oh hi, thank you, just a two part question if I may. Firstly you mentioned that you have been receiving numerous calls and expressions of interest since the initial proposal from BHP from all parties. Am I able to ask whether that interest has continued? And secondly you spoke about Chinalco but having Alcoa essentially as a rival on your share register as part of that joint venture, is that something that you see as being viable long term; having a rival on your register?
Paul Skinner: Let’s take that second part first Brett. I mean in the investing combination, Shining Prospect Alcoa plays a pretty small part. As I said earlier Chinalco is expressing no interest to want to intervene or participate in the management of the business. Alcoa’s position is even more dilute so I think that we don’t see that as anything particularly threatening or constraining. I think as far as interest in the business from other parties is concerned that it wouldn’t be appropriate to comment on that.
Andrew Vickerman: Thanks Paul. Next question please operator?
Operator: Your next question comes from Jennifer Hewitt from The Australian. Please ask your question.
Jennifer Hewitt: Oh hello. You said that there was no interest on a part of Chinalco in intervening in terms of management. Would you welcome or be concerned any attempt by them or any decision by them to raise their stake?
Paul Skinner: I think this is, Jennifer, not a matter for us. As I said their initial step of the way they presented themselves to us has been rather positive, and of course it’s somewhat flattering to see them speaking in those terms and acquiring their stake at a significant premium to the market price. As to their future intentions, that’s really a matter for them and of course there are thresholds beyond which they would find it difficult to go with out concurrence of Australian regulators. So it’s really, I think, a matter for them.
Andrew Vickerman: Operator, I think we will take one more question – or maybe two more questions.
Operator: Your next question comes from Jo Clarke from Financial Review. Please ask your question.
Jo Clarke: Hi. Firstly I wondered if you could answer Barry’s question about whether Alcan has traded sideways, upwards or downwards compared to where you expect it. And then also BHP is going towards the regulatory approvals now. Will you be engaging in that process or will you be actively impeding them in that process?
Paul Skinner: Jo, could I suggest that Tom deals with the first part of the question about how Rio Tinto Alcan is trading and then I will make a comment on the regulatory position.
Tom Albanese: Jo, production is as we or anyone would have expected for Alcan. Again we are continuing to see the benefits of a very strong set of production assets. The synergies, if anything, are better than we would have previously presented, so I see certainly see that’s trading above. And I think as we look at the markets and the fundamentals driving the markets, particularly the reduction in new Chinese supply coming, with continued strong Chinese consumption, from a marketing perspective I would say it is trading better.
Paul Skinner:If I can just pick op on your regulatory point. Of course we will fully comply with our regulatory obligations. We will provide all the information we’re asked for from whomever. Our response will be fact-based and not opinion oriented. I think clearly this is a potentially complex process. We don’t underestimate the complexity. This is a transaction which has the potential to impact a large number of parties, and I think BHP has said that around about a hundred jurisdictions around the world could be involved, so this is a long and winding road.
Andrew Vickerman: Thank you Paul. Operator, we will now take the last question please?
Operator: Your final question comes from Kevin Andrusiak from Australian Newspaper. Please ask your question.
Kevin Andrusiak: Hi guys. Yes, I was going to ask you about the regulatory stuff as well, but I just want to put you were you at all surprised at BHP’s strategy of going hostile?
Paul Skinner: I think this again is a matter for them. I mean we will play the hand we are dealt very thoughtfully and I have to say it’s very good that we have a very strong board who has quite a lot of experience of very large-scale global transactions, and has shown itself capable of reaching very clear points of view on the basis of a deep understanding of the business very quickly.
Andrew Vickerman: Thank you very much Paul. With that we will conclude this media conference. I would invite any of you to watch the webcast of the presentation to the financial community in just under two hours time, otherwise good evening to those of you in Australia and good morning to those of you in London. Thank you very much.

Important Information
In the United States, Rio Tinto will file a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of Ordinary Shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Rio Tinto will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Rio Tinto may be obtained free of charge by contacting Rio Tinto’s media or investor relations departments or on Rio Tinto’s website at www.riotinto.com. Any documents filed by BHP Billiton, including any registration statement on Form F-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.
Forward-Looking Statements
This transcript includes forward-looking statements. All statements other than statements of historical facts included in this transcript , including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this transcript . Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-

looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.